Exhibit 99.1

Nano Dimension, in Collaboration with Harris Corporation, Receives Grant
Approval to Develop 3D Printing of Electronical Modules for Space Applications

NESS ZIONA, Israel- June 27, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has received a grant approval from the Israel Innovation Authority which will be used to finance a project to develop 3D printing of electronical modules for space applications. The total approved budget for this project is approximately $87,000 (NIS 309,000), of which the Israel Innovation Authority will finance 50%. According to the terms of the grant, Nano Dimension will pay royalties on future sales up to the full grant amount.

This unique project is done in collaboration with Harris Corporation, a leading technology innovator, that provides solutions that connect, inform and protect its clients. Nano Dimension and Harris have entered into a non-binding letter of intent with respect to the collaboration. This project will demonstrate, for the first time, the manufacturing of 3D printed double sided, multilayer circuits that distribute digital, power and RF signal at the same substrate, thus providing reduced size, weight, power and cost of space systems. New high volume printed RF technology will provide improved reliability and uniformity of space systems by eliminating manual assembly.

About Harris Corporation

Harris Corporation is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect. Harris supports government and commercial customers in more than 100 countries and has approximately $6 billion in annual revenue. The company is organized into three business segments: Communication Systems, Space and Intelligence Systems and Electronic Systems. Learn more at harris.com.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, shaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward looking statements in this press release when it discusses the details of grants to be received from the Israel Innovation Authority, the potential and possible uses of the company’s products, that collaboration with Harris Corporation will demonstrate the manufacturing of 3D printed double sided, multilayer circuits that distribute digital, power and RF signal at the same substrate, thus providing reduced size, weight, power and cost of space systems, and that new high volume printed RF technology will provide improved reliability and uniformity of space systems by eliminating manual assembly. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com